Exhibit 99.1

F-1

YOUXIN TECHNOLOGY LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2025 AND SEPTEMBER 30, 2024

(Expressed in U.S. dollars, except for the number of shares)

	March 31, 2025	September 30, 2024
ASSETS
CURRENT ASSETS
Cash	$1,636,920	$18,372
Restricted cash	23,837	24,649
Accounts receivable, net	210,530	176,607
Short-term investments	2,982,758	-
Prepaid expenses and other current assets	633,450	122,676
Total current assets	5,487,495	342,304

NON-CURRENT ASSETS
Property and equipment, net	3,104	3,948
Deferred offering costs	-	478,108
Operating lease right-of-use assets	98,646	123,170
Other non-current assets	10,258	10,608
Total non-current assets	112,008	615,834

TOTAL ASSETS	$5,599,503	$958,138

LIABILITIES

CURRENT LIABILITIES
Short-term bank loan	$312,814	$323,472
Accounts payable	33,762	31,350
Contract liabilities	9,198	215,768
Amount due to related parties	88,525	1,067,119
Operating lease liabilities - current	42,547	42,277
Payroll payable	1,619,068	1,869,436
Accrued expenses and other current liabilities	61,845	40,299
Total current liabilities	2,167,759	3,589,721

Operating lease liabilities - non-current	58,253	82,674
Total non-current liabilities	58,253	82,674

TOTAL LIABILITIES	$2,226,012	$3,672,395

SHAREHOLDERS’ EQUITY (DEFICIT)
Class A ordinary shares, ($0.0001 par value, 400,000,000 shares authorized, 24,604,693 and 22,304,693 shares issued and outstanding as of March 31, 2025 and September 30, 2024, respectively)	2,460	2,230
Class B ordinary shares, ($0.0001 par value, 100,000,000 shares authorized, 8,945,307 shares issued and outstanding as of March 31, 2025 and September 30, 2024, respectively)	895	895
Share subscription receivables	(3,125)	(3,125)
Additional paid-in capital	19,890,941	12,154,929
Accumulated deficit	(17,157,465)	(15,419,765)
Accumulated other comprehensive income	639,785	550,579
Total shareholders’ equity (deficit)	3,373,491	(2,714,257)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	$5,599,503	$958,138

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

YOUXIN TECHNOLOGY LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2024

(Expressed in U.S. dollars, except for the number of shares)

	Six Months Ended March 31,
	2025	2024
REVENUES	$346,013	$285,392

COST OF REVENUES	(216,386)	(91,646)

GROSS PROFIT	129,627	193,746

OPERATING EXPENSES
Selling expenses	(100,558)	(81,016)
General and administrative expenses	(1,162,739)	(321,457)
Research and development expenses	(140,261)	(847,311)
Total operating expenses	(1,403,558)	(1,249,784)

NET LOSS FROM OPERATIONS	(1,273,931)	(1,056,038)

OTHER INCOME, NET
Other income	184	139,154
Other expense	(6,711)	(6,851)
Investment loss	(457,242)	-
Total other income (expense), net	(463,769)	132,303

NET LOSS BEFORE TAXES	(1,737,700)	(923,735)

Income tax expense	-	(3,097)

NET LOSS	(1,737,700)	(926,832)

Net loss attributable to ordinary shareholders	(1,737,700)	(926,832)

NET LOSS	(1,737,700)	(926,832)

Other comprehensive loss
Foreign currency translation gain (loss)	89,206	(1,164)

TOTAL COMPREHENSIVE LOSS	$(1,648,494)	$(927,996)

Basic and diluted loss per share	$(0.05)	$(0.03)

Weighted average number of ordinary shares outstanding - basic and diluted	32,489,444	31,250,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

YOUXIN TECHNOLOGY LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2024

(Expressed in U.S. dollars, except for the number of shares)

	Class A	Class B	Share subscription	Additional Paid-in	Accumulated	Accumulated other comprehensive	Total shareholders’		Equity
	Shares	Amount	Shares	Amount	receivables	Capital	Deficit	loss	(deficit)
Balance, September 30, 2023	22,304,693	$2,230	8,945,307	$895	$(3,125)	$12,154,929	$(14,139,104)	$622,635	$(1,361,540)
Net loss	-	-	-	-	-	-	(926,832)	-	(926,832)
Foreign currency translation adjustment	-	-	-	-	-		-	(1,164)	(1,164)
Balance, March 31, 2024	22,304,693	$2,230	8,945,307	$895	$(3,125)	$12,154,929	$(15,065,936)	$621,471	$(2,289,536)

Balance, September 30, 2024	22,304,693	$2,230	8,945,307	$895	$(3,125)	$12,154,929	$(15,419,765)	$550,579	$(2,714,257)
Net loss	-	-	-	-	-	-	(1,737,700)	-	(1,737,700)
Issuance of ordinary shares upon initial public offering (“IPO”), net of offering cost of $ 2,613,758	2,300,000	230	-	-	-	7,736,012	-	-	7,736,242
Foreign currency translation adjustment	-	-	-	-	-	-	-	89,206	89,206
Balance, March 31, 2025	24,604,693	$2,460	8,945,307	$895	$(3,125)	$19,890,941	$(17,157,465)	$639,785	$3,373,491

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

YOUXIN TECHNOLOGY LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2024

(Expressed in U.S. dollars, except for the number of shares)

	Six Months Ended March 31,
	2025	2024
Cash flows from operating activities
Net loss	$(1,737,700)	$(926,832)
Adjustments to reconcile net loss to cash used in operating activities:
Loss on disposal of property and equipment	-	616
Amortization of right-of-use assets	24,524	75,056
Depreciation	716	5,090
Loss from termination of right-of-use assets	-	2,419
Loss from investment	457,242	-
Changes in assets and liabilities
Accounts receivable	(33,923)	95,467
Prepaid expenses and other current assets	(510,774)	20,221
Other non-current assets	350	(10,419)
Accounts payable	2,412	(24,555)
Operating lease liabilities	(24,151)	(77,258)
Payroll Payable	(250,368)	239,510
Accrued expenses and other current liabilities	21,546	751
Contract liabilities	(206,570)	(41,956)
Net cash used in operating activities	(2,256,696)	(641,890)

Cash flows from investing activities
Purchase short-term investments	(3,440,000)	-
Net cash provided by investing activities	(3,440,000)	-

Cash flows from financing activities
Loan from related parties	-	640,319
Repayment to related parties	(978,594)	-
Proceeds from issuance of ordinary shares	10,350,000	-
Payment of deferred offering cost	(2,133,785)	(335,458)
Net cash provided by financing activities	7,237,621	304,861

Effect of exchange rates on cash and cash equivalents	76,811	2,097

Net increase (decrease) in cash and cash equivalents	1,617,736	(334,932)

Cash and cash equivalents and restricted cash at beginning of period	43,021	399,050

Cash and cash equivalents and restricted cash at end of year	$1,660,757	$64,118

Cash and cash equivalents	1,636,920	64,118
Restricted cash	23,837	-
Cash and cash equivalents and restricted cash at end of period	$1,660,757	$64,118

Cash paid for interest expenses	$-	$-
Cash paid for income tax	$-	$-

SUPPLEMENTAL DISCLOSURE OF NON-CASH FLOW INFORMATION:

Deduction of issuance proceeds of prior years deferred offering cost	$478,108	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

YOUXIN TECHNOLOGY LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 and 2024

(Expressed in U.S. dollars, except for the number of shares)

Note 1 - Description of Business and Organization

a. Company and Background

Youxin Technology Ltd. (“Youxin Technology”, or “Youxin Cayman”) was incorporated under the laws of the Cayman Islands on October 21, 2022 as an exempted company with limited liability. The Company and its subsidiaries (collectively referred to as “the Company”) are principally engaged in a professional and highly intelligent PaaS (Platform as a Service) provider capable of providing customized system development services and subsequent services to its customers. The Company provides a comprehensive suite of product to give its retail clients an all-round view of their business operations in real time on multiple interfaces, allowing them to make critical business decisions anytime and anywhere. The Company’s products optimize the overall supply chain by streamlining the decision-making process, boosting efficiency and profitability.

Youxin Cayman is a holding company, the Company has no substantial operations other than holding all of the outstanding share capital of Youxin Cloud (BVI) Ltd (“Youxin BVI”) established under the laws of the British Virgin Islands on November 10, 2022. Youxin BVI is also a holding company holding all of the outstanding share capital of Youxin Cloud (HK) Limited (“Youxin HK”) which was incorporated on December 13, 2022 under the laws of Hong Kong. Youxin HK is a holding company holding all of the equity of Hainan Youxin Mutual Enterprise Management Co., Ltd. (“WFOE”), which was incorporated on February 17, 2023 under the law of the People’s Republic of China (“the PRC”). The WFOE holds all of the equity of Guangzhou Youxin Technology Co., Ltd., (“Guangzhou Youxin”) the operating subsidiary which was established on March 12, 2018 under the law of the PRC.

Reorganization

In anticipation of an IPO of its equity securities, the Company undertook the following steps to effect a reorganization (the “Reorganization”):

● Step 1: Formation of Youxin Cayman, Youxin BVI, Youxin HK, and WFOE.

● Step 2: WFOE obtained 100.00% of the equity interests of Guangzhou Youxin on April 28, 2023.

Immediately before and after the Reorganization as described above, Youxin Cayman together with its subsidiaries were effectively controlled by the same controlling shareholders; therefore, the Reorganization was accounted for as a recapitalization, and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time, the entities under common control are presented on a consolidated basis for all periods to which such entities were under common control.

F-6

As of the issuance date of the unaudited condensed consolidated financial statements, the details of the Company’s subsidiaries are as follows

Name of Entity	Incorporation Date	Background	Ownership	Principle activities
Youxin Cloud (BVI) Ltd (“Youxin BVI”)	November 10, 2022	British Virgin Islands (“BVI”) Company	Youxin Cayman (100% Hold)	Holding company

Youxin Cloud (HK) Limited (“Youxin HK”)	December 13, 2022	Hong Kong (“HK”) Limited Company	Youxin BVI (100% Hold)	Holding company

Hainan Youxin Mutual Enterprise Management Co., Ltd. (“WFOE”)	February 17, 2023	The People’s Republic Of China (“PRC”) Company	Youxin HK (100% Hold)	Holding company

Guangzhou Youxin Technology Co., Ltd. (“Guangzhou Youxin”)	March 12, 2018	The People’s Republic Of China (“PRC”) Company	WFOE (100% Hold)	PaaS and SaaS products

Initial Public Offering (“IPO”)

On December 23, 2024, the Company closed its IPO of 2,300,000 Class A ordinary shares, par value $0.0001 per share (the “Shares”). The Shares were priced at $4.50 per share. The offering was conducted on a firm commitment basis, and the gross proceeds of this offering is $10.35 million and raised $9,097,000 as net proceeds in total. The Shares were previously approved for listing on the Nasdaq Capital Market and commenced trading under the ticker symbol “YAAS” on December 20, 2024.

Note 2 - Liquidity

The Company has incurred recurring negative operating cash flows since inception and has funded its operations primarily from private placement of equity. The Company had an accumulated deficit of approximately $17.16 million and $15.42 million as of March 31, 2025 and September 30, 2024, respectively. The Company had net losses of approximately $1.74 million and $0.93 million for the six months ended March 31, 2025 and 2024, respectively.

On December 23, 2024, the Company closed its IPO of 2,300,000 Class A ordinary shares, par value $0.0001 per share (the “Shares”). The Shares were priced at $4.50 per share. The offering was conducted on a firm commitment basis, and the gross proceeds of this offering is $10.35 million and raised $9,097,000 as net proceeds in total.

As of the date of issuance of the unaudited condensed consolidated financial statements, the Company has approximately $1.0 million of unrestricted cash and $2.9 million of short-term investments. In addition, the Company will need to maintain its operating costs at a level through strict cost control and budget, such as staff reductions, to ensure operating costs are minimized and will not exceed such aforementioned sources of funds to continue as a going concern for a period within 12 months after the issuance of its unaudited condensed consolidated financial statements.

The Company believes that available cash, together with the efforts from aforementioned management plan and actions, should enable the Company to meet current anticipated cash needs for at least the next 12 months after the date that the unaudited condensed consolidated financial statements are issued and the Company has prepared the unaudited condensed consolidated financial statements on a going concern basis.

F-7

Note 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of Presentation

The unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Security and Exchange Commission and accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. Certain information and footnote disclosures normally included in unaudited condensed consolidated financial statements prepared in conformity with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these statements should be read in conjunction with the Company’s audited consolidated financial statements for the years ended September 30, 2024 and 2023.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s audited consolidated financial statements for the year ended September 30, 2024. The results of operations for the six months ended March 31, 2025 are not necessarily indicative of the results for the full year.

b. Basis of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and all the subsidiaries of the Company and all inter-company balances and transactions have been eliminated upon consolidation. A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove a majority of the members of the board of directors or to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

c. Use of Estimates

The preparation of these unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management of the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On the going concern basis, the Company evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Significant estimates required to be made by management, include, but are not limited to, revenue recognition, the assessment of a provision for credit loss, the useful lives of property and equipment, the impairment for long lived assets and valuation of deferred tax assets. Actual results may differ from those estimates under different assumptions or conditions.

d. Fair value measurements

Accounting Standards Codification (ASC) 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology include quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value. Unobservable inputs are valuation technique inputs that may reflect the Company’s own assumptions that cannot be corroborated with observable market data.

Management of the Company is responsible for considering the carrying amount of cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, short-term bank loan, accounts payable, contract liabilities, amount due to related parties, operating lease liabilities - current, payroll payable and accrued expenses and other current liabilities based on the short-term maturity of these instruments to approximate their fair values because of their short-term nature.

The Company’s non-financial assets, such as property and equipment would be measured at fair value only if they were determined to be impaired.

F-8

e. Foreign Currency Translation and transaction

The reporting currency of the Company is the United States Dollars (“USD”). Guangzhou Youxin conducts its business in the local currency, Chinese Yuan (“RMB”), as its functional currency. Except for Guangzhou Youxin, the Company and its subsidiaries in Cayman Islands, BVI and HK use USD as their functional currency. An entity’s functional currency is the currency of the primary economic environment in which it operates; normally, that is the currency of the environment in which the entity primarily generates and expends cash. Management’s judgment is essential to determine the functional currency by assessing various indicators, such as cash flows, sales price and market, expenses, financing and inter-company transactions and arrangements.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are re-measured at the applicable rates of exchange in effect at that date. Gains and losses resulting from foreign currency re-measurement are included in the unaudited condensed consolidated statements of operations and comprehensive loss.

The unaudited condensed consolidated financial statements are presented in USD. Assets and liabilities are translated into USD at the current exchange rate in effect at the balance sheet date, and revenues and expenses are translated at the average of the exchange rates in effect during the reporting period. Shareholders’ equity accounts, except for the change in retained earnings, are translated using the historical exchange rates at the date of entry to shareholder equity; the change in retained earnings uses historical exchange rates of each period’s statement of income. Differences resulting from translating functional currencies to the reporting currency are recorded in accumulated other comprehensive loss in the unaudited condensed consolidated balance sheets.

Translation of amounts from RMB into USD has been made at the following exchange rates from Board of Governors of the Federal Reserve System:

Balance sheet items, except for equity accounts
March 31, 2025	RMB	7.2567 to $1
September 30, 2024	RMB	7.0176 to $1

Statement of operations and comprehensive loss, and cash flows items
For the six months ended March 31, 2025	RMB	7.2308 to $1
For the six months ended March 31, 2024	RMB	7.2064 to $1

f. Cash

Cash consists of bank deposits with original maturities of three months or less, which are unrestricted for withdrawal and use. Cash were held in accounts at financial institutions located in the PRC‚ which is not freely convertible into foreign currencies.

g. Restricted Cash

Restricted cash mainly represents cash in bank that was frozen by court orders due to a lawsuit between one of the Company and a former employee. As of March 31, 2025 and September 30, 2024, the Company’s restricted cash balance was $23,837 and $24,649, respectively.

h. Accounts Receivable

In June 2016, the FASB issued ASU 2016-13: Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. The Group adopted ASU 2016-13 from October 1, 2022 using modified-retrospective transition approach with a cumulative-effect adjustment to amounting to nil recognized as of October 1, 2022.

Accounts receivable include trade accounts due from clients. The credit terms given to customers are generally 90 days. Management reviews its receivables on a regular basis to determine if the provision for credit loss is adequate, and makes provision when necessary. Accounts receivable is considered past due based on its contractual terms. In establishing the allowance, management uses an aging schedule method to estimate the amount of the allowance for credit losses. The management also considers historical losses, the financial condition, the payment patterns and the forecasted information in pooling basis upon the use of the Current Expected Credit Loss Model (“CECL Model”) in accordance with ASC Topic 326, Financial Instruments - Credit Losses. Account balances are charged off against the provision after all means of collection have been exhausted and the likelihood of collection is remote. As of March 31, 2025 and September 30, 2024, the allowances for expected credit loss were immaterial.

i. Short-term investments

Short-term investments are investments in wealth management product  with underlying in equity stocks listed in global capital markets and other equity and monetary market products. The investments can be redeemed after 90 days with one month’s notice and are not available for early redemption. The short-term investments are presented on the unaudited condensed balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of investments are included in investment income or loss in the accompanying unaudited condensed statement of operations. The carrying values of investments approximate their fair values. As of March 31, 2025 and September 30, 2024, the estimated fair value of short-term investments was $2,982,758 and $nil, respectively.

F-9

j. Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is provided over the estimated useful lives of the assets using the straight-line method from the time the assets are placed in service, after considering the estimated residual value which is 5% of costs. The estimated useful lives are as follows:

Estimated useful lives
Electronic equipment	3 years
Office furniture	5 years

The cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. Expenditures for maintenance and repairs are charged to earnings as incurred, while major additions and enhancements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. The Company examines the possibility of decreases in the value of its property and equipment when events or changes in circumstances reflect the fact that their recorded value may not be recoverable. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

k. Impairment of Long-lived Assets

For the long-lived assets, including property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the non-discounted future cash flows generated from the assets and recognizes an impairment loss when estimated discounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. No impairment was recorded by the Company for the six months ended March 31, 2025 and 2024.

F-10

l. Deferred Offering Costs

Deferred offering costs were $2,613,758 consist of underwriting discount and commission, legal fee, underwriting fees and other costs incurred through the balance sheet date that were directly related to the IPO and were charged to additional-paid-in capital upon completion of the IPO.

m. Lease

The Company determines if an arrangement is a lease or contains a lease at inception, operating lease liabilities are recognized based on the present value of the remaining lease payments, discounted using the discount rate for the lease at the commencement date. As the rate implicit in the lease is not readily determinable for the operating lease, the Company generally uses an incremental borrowing rate based on information available at the commencement date to determine the present value of future lease payments. Operating lease right-of-use (“ROU assets”) assets represent the Company’s right to control the use of an identified asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets are generally recognized based on the amount of the initial measurement of the operating lease liabilities. Lease expense is recognized on a straight-line basis over the lease term.

The Company has an operating lease for office and equipment, including an option to renew which is not at the Company’s sole discretion. The renewal to extend the lease term is not included in the Company’s ROU assets and operating lease liabilities as they are not reasonably certain of exercise. The Company regularly evaluates the renewal option, and, when it is reasonably certain of exercise, the Company will include the renewal period in its lease term. New lease modifications result in re-measurement of the ROU assets and operating lease liabilities. The Company’s lease agreement does not contain any material residual value guarantees or material restrictive covenants.

The operating lease is included in operating lease right-of-use assets, operating lease liabilities-current and operating lease liabilities-non-current on the consolidated balance sheets.

The Company has elected to not recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less. Lease payments associated with these leases are expensed as incurred.

n. Revenue Recognition

The Company accounts for revenue in accordance with ASC Topic 606, Revenue From Contracts With Customers (ASC 606) for all periods presented. According to ASC 606, revenue is recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company determines revenue recognition through the following steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The Company assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. Revenue arrangements with multiple performance obligations are divided into separate distinct goods or services. The Company allocates the transaction price to each performance obligation based on the relative standalone selling price of the goods or services provided. Revenue is recorded net of value-added tax.

F-11

1) Revenue stream

Revenues from professional services

The Company delivers customized cloud solutions to customers through its highly flexible PaaS platform. The professional fee normally consists of three types of revenue: (i) CRM system implementation services and cloud-based connectivity services; (ii) additional function development service and (iii) subscription services.

(i) Customized CRM system development and cloud-based connectivity services

The Company provides customized CRM system development services and cloud-based connectivity to its customers with tailored functionalities and interfacing capabilities suitable to meet the operation needs of its customers and provides continuous access to the customized CRM through the Company’s platform which represent a single promise. The provision of customized CRM platform accessing, and function updates is considered as one performance obligation as the services provided are not distinct within the context of the contract whereas the customer can only obtain benefit when the services are provided together. The Company has a continuous obligation to ensure the performance of the customized CRM system through the Company’s platform over the contract service period. As the Company provides the customers with the right to use customized CRM system, the Company has the right to recognize revenue over the contractual service period by using input method. Contract service period is generally one year and payment term is generally 90 days. Contracts generally do not contain significant financing components or variable consideration. Customers do not have the right to a refund of paid fees for customized CRM system development and cloud-based connectivity services which the Company had earned and recognized as revenue. Customized CRM contracts generally contain cancellation terms which provide for an enforceable right to payment for performance completed to date.

(ii) Additional function development service

For the revenue of the additional function development based on the completed customized CRM system, the revenue is recognized at a point in time when completion of the additional function is delivered to the customer. This typically occurs when the additional function is delivered, and the customer obtains the ability to use and benefit from it. Customers do not have the right to refund of paid fees for additional function development services after the additional function is delivered. Additional function development contracts generally do not contain contract cancellation terms except when the Company failed to develop the additional function.

(iii) Subscription services

Since its second year of development, the Company also derives subscription revenues from providing cloud-based connectivity platform service and the continued obligation to ensure the performance of the platform over the service period. The transaction price is the observable standalone selling price of subscription service. The performance periods generally are six months to one year, and pursuant to the contracts, full payment is generally collected in advance. Contracts generally do not contain significant financing components or variable consideration. In conclusion, due to the fact that the customer simultaneously receives and consumes the benefits provided by the Company’s performance, the Company has the right to recognize revenue ratably over the contractual subscription period, beginning on the date when the service is made available to the customers. Customers do not have the right to a refund of paid fees for subscription services which the Company had earned and recognized as revenue.

Revenues from payment channel services

This revenue stream is mainly derived from payment channel services the Company enables the user to make with payment services through its CRM system, such as top up, withdraw or transaction etc. The performance obligation is to help the third-party payment channels service provider to facilitate their payment services. The Company charges a non-refundable fee for the payment channel services, the pricing of which is based on the pre-determined rates specified in the contract. The Company recognizes for payment channel service revenues at the time a user completes a payment transaction via a payment channel and is entitled to payment. Related fees are generally billed monthly, based on a per-transaction basis. As such, the Company is not the primary obligor and does not have the ability to establish the price, and therefore, the Company records revenue on a net basis and the revenue is recognized at a point in time when the amount is verified by both parties via reconciliation.

F-12

Revenues presented as follows:

	Six Months Ended March 31,
	2025	2024
	(Unaudited)	(Unaudited)
Customized CRM system development service	$220,454	$-
Additional function development service	9,211	6,577
Subscription service	97,128	114,789
Subtotal of Professional services	326,793	121,366
Payment channel services	17,098	140,663
Others	2,122	23,363
Total	$346,013	$285,392

Revenues presented as follows:

	Six Months Ended March 31,
	2025	2024
	(Unaudited)	(Unaudited)
Revenue by recognition over time	$326,793	$114,789
Revenue by recognition at a point in time	19,220	170,603
Total	$346,013	$285,392

2) Contract liabilities

Contract liabilities are recognized when the Company has an obligation to transfer goods or services to a customer for which the Company has received consideration from the customer.

Changes in contract liabilities as follows:

	Six Months Ended March 31, 2025	Year Ended September 30, 2024
	(Unaudited)
Contract liabilities, beginning of the period	$215,768	$166,628
Revenue deferred during the period	5,712	190,704
Cash refund due to the contract termination	(5,302)	-
Recognition of revenue deferred in prior periods	(206,980)	(141,564)
Contract liabilities, end of the period	$9,198	$215,768

F-13

o. Cost of Revenues

Cost of revenue includes (1) labor costs (including salaries, social insurance and benefits) for employees involved with the Company’s operations and product support, (2) third party service fees including cloud computing and data usage, (3) rental and (4) related costs of outsourcing to contractors conducting system implementation and support services to customers.

p. Selling expenses

Selling expenses mainly consist of salaries and welfare, rental and advertising costs and market promotion expenses.

q. General and administrative expenses

General and administrative expenses mainly consist of salaries and welfare, rental, depreciation, professional service fees and other corporate expenses.

r. Research and development expenses

Research and development expenses are mainly salary and benefits for in-house software engineers and payments made to outside cloud providers.

s. Government Grants

Government grants are recognized as other income, net, or as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the consolidated statements of operations and comprehensive loss upon receipts as all conditions attached to the grants are fulfilled. Government grants included as other income, net in the unaudited condensed consolidated statements of operations and comprehensive loss amounted to $nil and $127,286 for the six months ended March 31, 2025 and 2024, respectively.

t. Employee Benefit

The Company is required under PRC laws and regulations to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contributes to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of its employees up to a maximum amount specified by the local government from time to time at locations where the Company operates its businesses. Social benefits included as expenses in the accompanying unaudited condensed consolidated statements of operations and comprehensive loss amounted to $120,154 and $206,077 for the six months ended March 31, 2025 and 2024, respectively.

u. Value Added Tax (“VAT”)

The Company was subject to VAT at the rate of 6% and related surcharges on revenues generated from provided services for the six months ended March 31, 2025 and 2024. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. The Company reports revenues net of PRC VAT for all the periods presented in the unaudited condensed consolidated statements of operations and comprehensive loss.

F-14

v. Income Tax

The Company accounts for income taxes under ASC 740. Current income taxes are provided on the basis of net income (loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company does not believe that there was any uncertain tax position for the six months ended March 31, 2025 and 2024.

w. Comprehensive Income (Loss)

Comprehensive income (loss) consists of two components, net loss and other comprehensive loss. Other comprehensive loss refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Comprehensive income (loss) for the periods presented includes net loss and foreign currency translation adjustments.

x. Loss per share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalents shares outstanding during the year. Dilutive equivalent shares are excluded from the computation of diluted loss per share if their effects would be anti-dilutive.

y. Segment Reporting

ASC280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major clients in financial statements for details on the Company’s business segments. The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the CEO, who reviews consolidated results when making decisions about allocating resources and assessing the performance of the Company. Based on the management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280. The Company’s assets are substantially all located in the PRC and substantially all of the Company’s revenues and expenses are derived in the PRC. Therefore, no geographical segments are presented.

F-15

z. Related Parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management, and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all significant related party transactions in Note 7.

aa. Recent Accounting Pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, an EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company does not opt out of an extended transition period for complying with any new or revised financial accounting standards. Therefore, the Company’s financial statements may not be comparable to companies that comply with public company effective dates.

On November 2023, the FASB issued ASU No 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 expands disclosures about a public entity’s reportable segments and requires more enhanced information about a reportable segment’s expenses, interim segment profit or loss, and how a public entity’s chief operating decision maker uses reported segment profit or loss information in assessing segment performance and allocating resources. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. ASU 2023-07 should be applied retrospectively to all prior periods presented in the financial statements. The Company’s is currently evaluating the impact of this ASU on its consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09 Income Taxes (Topic 740). The amendments in this ASU improve the income tax disclosures related to rate reconciliation, income taxes paid and other disclosures. The amendments in this ASU apply to all entities that are subject to Topic 740. ASU 2023-09 is effective for the Company for annual reporting periods beginning December 15, 2025. The Company is currently evaluating the impact of this new guidance on its consolidated financial statements and expected to be immaterial.

F-16

On November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Both early adoption and retrospective application are permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its consolidated financial statements.

The Company does not believe any recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial position, statements of operations and comprehensive loss and cash flows.

Note 4 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid and other current assets consist of the following:

	March 31, 2025	September 30, 2024
	(Unaudited)
Prepayment of service fee	$575,318	$73,616
Other current assets	58,132	49,060
Total	$633,450	$122,676

Other current assets mainly represent short-term lease deposit.

F-17

Note 5 - PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	March 31, 2025	September 30, 2024
	(Unaudited)
Office furniture	$6,661	$6,888
Electronic equipment	26,501	27,404
Less: Accumulated depreciation	(30,058)	(30,344)
Total	$3,104	$3,948

For the six months ended March 31, 2025 and 2024, depreciation expenses amounted to $716 and $5,090, respectively.

Note 6 – SHORT-TERM BANK LOAN

Bank loan consists of the following:

Provider	Loan period	Interest rate	March 31, 2025	September 30, 2024
			(Unaudited)
Industrial & Commercial Bank of China (“ICBC”)	August 9, 2024 to August 9, 2025	3.10%	$312,814	$323,472

The Company entered into a short-term bank loan agreement with ICBC on August 9, 2024, amounted to RMB2,270,000 (equivalent to $323,472), for one year with an interest rate of 3.10% per annum and withdrew the loan on the same day. Pursuant to the loan agreement with ICBC, the loan was granted with a discounted annual interest rate of 35 basis points lower than the one-year loan prime rate of 3.45% per annum. The loan was unsecured.

The weighted average interest rate for the short-term bank loan for the six months ended March 31, 2025 and 2024 was 3.10% and 3.20%, respectively.

F-18

Note 7 - RELATED PARTY BALANCES AND TRANSACTIONS

	March 31, 2025	September 30, 2024
	(Unaudited)
Due to related party
Jinhou Sun*	$37,896	$164,586
Baiyan (Guangzhou) Investment Partnership (Limited partnership)**	45,709	793,706
Shaozhang Lin***	-	43,890
Shengkai (Guangzhou) Investment Partnership (Limited partnership)****	4,920	64,937
Total	$88,525	$1,067,119

*	Jinhou Sun is one of the founders and major shareholder of the Company.

**	Baiyan (Guangzhou) Investment Partnership (Limited partnership) (“Baiyan”) is the shareholder of the Company from April 21, 2023.

***	Shaozhang Lin is the legal representative of the Company

****	Shengkai (Guangzhou) Investment Partnership (Limited Partnership) (“Shengkai”) is the shareholder of the Company from April 21, 2023.

Promissory– Note - Related Party

On October 17, 2022, Baiyan agreed to loan the Company up to $712,494 (RMB5,000,000) to be used for a portion of the expenses of the Proposed Public Offering. These loans are non-interest bearing, unsecured and are due at the earlier of October 16, 2024 or the closing of the Proposed Public Offering. On October 15, 2024, Baiyan agreed to increase the loan limit to $1,378,037 (RMB10,000,000) and extended the repayment term to April 17, 2025.

As of March 31, 2025, the Company had borrowed $45,709 under the promissory note. As of the date of issuance of the unaudited condensed consolidated financial statements the remaining balance was fully repaid.

On October 17, 2022, Mr. Jinhou Sun agreed to loan the Company up to $ 689,018 (RMB5,000,000) to be used for a portion of the expenses of the Proposed Public Offering. These loans are non-interest bearing, unsecured and are due at the earlier of October 16, 2024 or the closing of the Proposed Public Offering. On October 15, 2024, these loans were subsequently extended to April 17, 2025. As of March 31, 2025, the Company had borrowed $37,896 under the promissory note. As of the date of issuance of the unaudited condensed consolidated financial statements, the balance is unchanged.

On January 5, 2024, Mr. Shaozhang Lin agreed to loan the Company up to $689,018 (RMB5,000,000) to be used for a portion of the expenses of the Proposed Public Offering. These loans are non-interest bearing, unsecured and are due on January 5, 2026. As of March 31, 2025, these loans were fully repaid.

On February 22, 2024, Shengkai agreed to loan the Company up to $137,804 (RMB1,000,000) to be used for a portion of the expenses of the Proposed Public Offering. These loans are non-interest bearing, unsecured and are due at the earlier of October 16, 2024 or the closing of the Proposed Public Offering. As of March 31, 2025, the Company had borrowed $4,920 under the promissory note. As of the date of issuance of the unaudited condensed consolidated financial statements, these loans were fully repaid.

F-19

Note 8 - LEASE

The Company has operating leases for office and employee accommodation.

Assets/Liabilities	March 31, 2025	September 30, 2024
	(Unaudited)
Assets
Operating lease right-of-use assets	$98,646	$123,170

Liabilities
Operating lease liability - current	$42,547	$42,277
Operating lease liability - non-current	58,253	82,674
Total	$100,800	$124,951

The operating lease expenses for the six months ended March 31, 2025 and 2024 were as follows:

Lease Expense	Classification	March 31, 2025	March 31, 2024
		(Unaudited)	(Unaudited)
Operating lease expense	Cost of Revenue	$8,500	$7,418
	General and administrative expense	2,713	15,948
	Research and development expense	11,104	49,426
	Selling expense	1,568	4,378
Total		$23,885	$77,170

Short term lease expenses for the six months ended March 31, 2025 and 2024 is $nil and $1,874, respectively.

Maturities of operating lease liabilities at March 31, 2025 were as follows:

Maturity of Lease Liabilities	Operating Leases
(Unaudited)
within one year	$49,074
one to two years	51,323
two to three years	9,951
Total lease payments	110,348
Less: interest	(9,548)
Present value of lease payments	$100,800

F-20

Other information related to our operating leases was as follows:

Lease Term and Discount Rate	March 31, 2025	September 30, 2024
	(Unaudited)
Weighted-average remaining lease term (years)
Operating leases	2.17	2.67

Weighted-average discount rate (%)
Operating leases	8%	8%

Note 9 - TAXES

■ Income tax

Cayman Islands

Youxin Cayman is incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the laws of Cayman Islands. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Youxin BVI is incorporated in the British Virgin Islands and is not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Youxin HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax law, Youxin HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

The Company PRC subsidiary is governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. The PRC tax authorities grant preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Since Guangzhou Youxin was approved as an HNTE on December 20, 2021, Guangzhou Youxin is entitled to a reduced income tax rate of 15% from 2021 to 2024. As Guangzhou Youxin failed to obtain the renewed HNTE certificate in 2024, Guangzhou Youxin will no longer be recognized as a HNTE after December 20, 2024 and thus it is subject to the income tax rate of 25% from 2024.

In accordance with Taxation [2022] No.16, which was effective from January 1, 2022, an enterprise qualified for technology-based small and medium-sized enterprise, is entitled to claim an additional tax deduction amounting to 100% of the qualified R&D expenses incurred in determining its tax assessable profits for that year. The same tax incentives policy further applies to all enterprises according to Taxation [2023] No.7, which was effective from January 1, 2023. Guangzhou Youxin was qualified for technology-based small and medium-sized enterprise in April 2023, but was still entitled to claim an additional tax deduction amounting to 100% of the qualified R&D expenses incurred starting from January 1, 2022, because it submitted the self-review information before May 31, 2023.

For qualified small and low-profit enterprises, from January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20%. For the six months ended March 31, 2025, Guangzhou Youxin was qualified as small and low-profit enterprise in PRC, and thus it was eligible for the above preferential tax rate for small and low-profit enterprises.

Income tax provision accrued for the six months ended March 31, 2025 and 2024 are as follows:

	March 31, 2025	March 31, 2024
	(Unaudited)	(Unaudited)
Current income tax expense	$-	$(3,097)
Deferred income tax expense	-	-
Total income tax expense	$-	$(3,097)

F-21

Loss before income tax is attributable to the following geographic locations for the six months ended March 31, 2025 and 2024 are as follows:

	March 31, 2025	March 31, 2024
	(Unaudited)	(Unaudited)
Cayman Islands	$733,351	$-
Hong Kong	522,352	-
PRC	481,997	923,735
	$1,737,700	$923,735

A reconciliation of the income tax expense determined at the statutory income tax rate to the Company’s income taxes are as follows:

	March 31, 2025	March 31, 2024
	(Unaudited)	(Unaudited)
Loss before income taxes	$1,737,700	$923,735
PRC statutory income tax rate	25%	25%
Income tax benefit computed at statutory corporate income tax rate	434,425	230,934
Reconciling items:
Additional deduction for R&D expenses	35,065	211,828
Effect of preferential tax rates	(106,101)	(174,793)
Effect of different tax rates in other jurisdictions	(270,832)	(15,247)
Change in valuation allowance	(92,557)	(255,819)
Income tax expense	$-	$(3,097)

■ Deferred Tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the unaudited condensed consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reported period. The PRC tax laws regulate that the net operating losses incurred in the tax year of an enterprise may be carried forward to subsequent years (not exceed five years or ten years if HNTE) and reduce the taxable income of subsequent years when filing income tax.

The significant components of deferred taxes are as follows:

	March 31, 2025	September 30, 2024
	(Unaudited)
Deferred tax assets
Net operating loss carry forwards	$1,228,165	$1,168,270
Valuation allowance	(1,228,165)	(1,168,270)
Deferred tax assets, net	$-	$-

F-22

■ Net operating loss carry forwards based on expiration date

According to PRC tax regulations, the PRC net operating loss can generally carry forward for no longer than five years starting from the year subsequent to the year in which the loss was incurred, and that of high-tech enterprises is no more than 10 years. Carryback of losses is not permitted. As of March 31, 2025 and September 30, 2024, the Group had PRC net operating tax loss carry forwards of $22,962,164 and $23,103,352, respectively. As of March 31, 2025, net operating loss carryforwards from PRC will expire in calendar years 2028 through 2032, if not utilized.

As of March 31, 2025 and September 30, 2024, the Group had Hongkong net operating tax loss carry forwards of $674,069 and 158,812, respectively. The net operating tax loss carry forwards in Hong Kong can be carried forward without an expiration date.

■ Changes in valuation allowance

The Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets, which are composed principally of net operating loss carryforwards. As the Company expects to continue to maintain large R&D investments and market expansion, the Company is expected to continue its loss status for the next several years. Due to its history of loss and expectation of continued loss, the management concluded that it is more likely than not that the Company will not generate future taxable income prior to the expiration of the majority of net operating loss and therefore provided a full valuation allowance against its net operating loss. Accordingly, as of March 31, 2025 and September 30, 2024, a $1,228,165 and $1,168,270 valuation allowance has been established, respectively. Movements for changes in valuation allowance are as follows:

Movement
Balance as of September 30, 2023	$2,996,555
Changes of valuation allowance	255,819
Foreign Exchange Difference	30,925
Balance as of March 31, 2024	3,283,299

Balance as of September 30, 2024	1,168,270
Changes of valuation allowance	92,557
Foreign Exchange Difference	(32,662)
Balance as of March 31, 2025	$1,228,165

■ Uncertain Tax Position

As of March 31, 2025, the Group did not have any unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. For the six months ended March 31, 2025, the Company did not incur any interest and penalties related to potential underpaid income tax expenses. In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. As of March 31, 2025, tax years from 2020 through 2024 for the Group’s affiliated entities in the PRC remain open for statutory examination by the PRC tax authorities.

F-23

■ Value added tax (“VAT”)

All of the Company’s service revenues that are earned and received in the PRC are subject to a Chinese VAT at a rate of 6% and related surcharges of gross proceeds for the six months ended March 31, 2025 and 2024. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. The Company reports revenues net of the PRC VAT for all the periods presented in the consolidated statements of operations and comprehensive loss.

Taxes payable consisted of the following:

	March 31, 2025	September 30, 2024
	(Unaudited)
VAT taxes payable	$17,852	$14,590
Other taxes payable	19,647	5,412
Total taxes payable	$37,499	$20,002

Note 10 - BASIC AND DILUTED LOSS PER SHARE

Basic and diluted loss per share have been calculated in accordance with ASC 260 on computation of loss per share for each of the six months ended March 31, 2025 and 2024 are calculated as follows:

	Six Months Ended March 31,
	2025	2024
	(Unaudited)	(Unaudited)
Basic and diluted loss per share calculation
Numerator:
Net loss attributable to ordinary shareholders, basic and diluted	$(1,737,700)	$(926,832)
Denominator:
Weighted-average ordinary shares outstanding, basic and diluted	32,489,444	31,250,000
Loss per share attributable to ordinary shareholders:
Basic	(0.05)	(0.03)
Diluted	(0.05)	(0.03)

Note 11 – SHAREHOLDERS’ EQUITY

Ordinary Shares

On October 21, 2022, Youxin Cayman was incorporated as limited liability company with authorized share capital of $50,000 divided into 50,000,000 shares with par value $0.001 each. On April 11, 2023, Youxin Cayman’s authorized share capital was amended to $50,000 divided into 500,000,000 ordinary shares consisting of 400,000,000 Class A ordinary shares and 100,000,000 Class B ordinary shares, par value $0.0001 per share. On April 11, 2023, Youxin Cayman issued a total of 8,945,307 Class B ordinary shares and on April 21, 2023, Youxin Cayman issued a total of 22,304,693 Class A ordinary shares. The issuance of shares effected before the final step of reorganization. Guangzhou Youxin’s shareholders obtained the shares issued by Youxin Cayman and agreed to transfer their equity interests to WFOE, see “Note 1”.

On December 23, 2024, the Company closed its IPO of 2,300,000 Class A ordinary shares, par value $0.0001 per share (the “Shares”). The Shares were priced at $4.50 per share. The offering was conducted on a firm commitment basis, and the gross proceeds of this offering is $10.35 million and raised $9,097,000 as net proceeds in total. The Shares were previously approved for listing on the Nasdaq Capital Market and commenced trading under the ticker symbol “YAAS” on December 20, 2024.

Holders of Class A ordinary shares and Class B ordinary shares vote together as one class on all matters submitted to a vote by the shareholders at any general meeting of the Company and have the same rights except each Class A ordinary share is entitled to one (1) vote and each Class B ordinary share is entitled to twenty (20) votes. The Class A ordinary shares are not convertible into shares of any other class. Upon any direct or indirect sale, transfer, assignment or disposition, the Class B ordinary shares will be automatically and immediately convertible into Class A ordinary shares on a one-to-one basis.

F-24

Note 12 – COMMITMENTS AND CONTINGENCIES

■ Contingencies

During the ordinary course of business, the Company may become subject to legal proceedings, claims and litigation. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. If the Company determines that it is probable that a loss has been incurred and the amount is reasonably estimable, the Company will record a liability.

In July 2024, the Company received a labor arbitration claim and $23,837 and $24,649 was restricted as of March 31, 2025 and September 30, 2024, respectively, due to the arbitration claim by the court. Currently, the court of first instance was finished and the Company has accrued $33,208 included in the payroll payable accordingly. However, in accordance with PRC law, the claim is currently being considered by a court of final instance.

As of March 31, 2025, the Company had no others outstanding lawsuits or claims.

Note 13 - CONCENTRATIONS AND RISKS

■ Concentrations

(a) Customer

The following table sets forth information as to each customer that accounted for 10% or more of net revenue for the six months ended March 31, 2025 and 2024.

	Six Months Ended March 31,
	2025		2024
	Amount	%	Amount	%
	(Unaudited)		(Unaudited)
Customer
Customer A	$101,207	29%	$-	-
Customer B	92,299	27%	-	-
Customer C	91,172	26%	49,414	17%
Customer D	13,353	4%	135,209	47%
Customer E	-	-	43,347	15%
Total	$298,031	86%	$227,970	79%

The following table sets forth information as to each customer that accounted for 10% or more of total gross accounts receivable as of March 31, 2025 and September 30, 2024.

	March 31, 2025		September 30, 2024
	Amount	% of Total	Amount	% of Total
	(Unaudited)
Customer
Customer C	$7,756	4%	$121,524	73%
Customer F	136,904	65%	8,021	5%
Customer D	16,413	8%	29,412	17%
Customer G	24,561	12%	-	-
Total	$185,634	89%	$158,957	95%

(b) Suppliers

The following table sets forth information as to each supplier that accounted for 10% or more of purchase for the six months ended March 31, 2025 and 2024.

	Six Months Ended March 31,
	2025		2024
	Amount	%	Amount	%
	(Unaudited)		(Unaudited)
Supplier
Supplier A	$49,589	35%	$48,559	37%
Supplier B	27,802	20%	18,734	10%
Supplier C	18,814	13%	-	-
Supplier D	8,198	6%	12,775	14%
Total	$104,403	74%	$80,068	61%

The following table sets forth information as to each supplier that accounted for 10% or more of total accounts payable as of March 31, 2025 and September 30, 2024.

	March 31, 2025		September 30, 20234
	Amount	% of Total	Amount	% of Total
	(Unaudited)
Supplier
Supplier E	$20,671	61%	$17,812	57%
Supplier F	13,091	39%	13,537	43%
Total	$33,762	100%	$31,349	100%

F-25

■ Currency risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other Company foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

■ Credit risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents. As of March 31, 2025 and September 30, 2024, substantially all of the Company’s cash were held by major financial institutions located in the PRC, which management believes are of high credit quality.

Other credit risk consists principally of accounts receivable, prepaid expenses and due from related parties. A portion of the Company’s sales are credit sales which are to the customers whose ability to pay is dependent upon the industry economics prevailing in these areas; however, concentrations of credit risk with respect to trade accounts receivables is limited due to generally short payment terms. The Company also performs ongoing credit evaluations of its customers to help further reduce credit risk.

Note 14 - SUBSEQUENT EVENT

The Company evaluated all events and transactions that occurred after March 31, 2025 up through the date unaudited condensed consolidated financial statements on July 14, 2025 , there are no material subsequent events to disclose in these unaudited condensed consolidated financial statements.

F-26